PROVIDENT™

Provident Financial Holdings, Inc.

December 31, 2006

www.myprovident.com

Provident Financial Holdings, Inc.

Safe-Harbor Statement

This presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the California real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended June 30, 2006. Forward-looking statements are effective only as of the date that they are made and the Company assumes no obligation to update this information.

Provident Financial Holdings, Inc.

Market Highlights

Provident Financial Holdings, Inc.	
Nasdaq GSM:	PROV
Share price:	$30.42
52-week range:	$25.40 - $33.15
Shares outstanding	6,697,023 shares
Market cap:	$203.7 million
P/E (ttm):	14.84
EPS (ttm):	$2.05
Annual div & yield:	$0.72 (2.37%)
Div distribution date:	11-Dec-06
Div record date:	17-Nov-06
As of December 31, 2006.	

Provident Financial Holdings, Inc.

Organizational Chart


Provident Financial Holdings (Holding Company)
Mortgage Banking (Provident Bank Mortgage)
Provident Bank
Community Banking (Provident Bank)
Provident Financial Corp

PROV Overview

Regional Banking Services Company Based in the Inland Empire Area of Southern California

- Strong organic growth rate
- Expanding customer base and market
- Strong mortgage operations
- Largest independent community bank headquartered in Riverside County, California

Provident Locations

Pleasanton, Northern California


San Luis Obispo
Kern
San Bernardino
Santa Barbara
Ventura
Los Angeles
Orange
San Diego
Imperial

Provident Bank

Full Service Offices:

- Blythe
- Canyon Crest, Riverside
- Corona
- Corporate Office, Riverside
- Downtown, Riverside
- Hemet
- La Sierra, Riverside
- Moreno Valley - Heacock St.
- Moreno Valley - Iris Ave. (Fall 2007)
- Orangecrest, Riverside
- Rancho Mirage
- Redlands
- Sun City
- Temecula

Provident Bank Mortgage

Wholesale Offices:

- Pleasanton
- Rancho Cucamonga
- San Diego

Retail Offices:

- Call Center, Riverside
- Carlsbad
- Corona
- Diamond Bar
- Glendora
- La Quinta
- Rancho Mirage
- Riverside
- Temecula
- Torrance
- Vista

Provident Financial Holdings, Inc.

Attractive Inland Empire Market

- "From 1990 to 2005, the Inland Empire added 500,192 jobs, that is 46% of the 1,086,141 job growth in Southern California. In 2005 alone, the region's 56,658 new jobs exceeded the combined growth of Orange County (32,717) and San Diego County (21,058)."

  Source: 2006 Husing Report.
- "People are moving to the Inland Empire due to the huge median home price advantage. Its $386,000 median price saved families: $124,000 (Los Angeles), $156,000 (San Diego), and $284,000 (Orange County)."

  Source: 2006 Husing Report.
- "The Inland Empire will add 1.76 million people from 2000 to 2020, more than all but seven U.S. states."

  Source: 2006 Husing Report.
- *"*Office absorption has reached record levels as some coastal firms have realized they need to be located in the midst of the Inland Empire's 3.9 million people and 1.2 million job economy."

  Source: 2006 Husing Report.

Business Strategy

Provident Financial Holdings, Inc.

Holding Company

- Prudent share repurchase program
- Prudent cash dividend policy

Provident Bank

- Asset growth - loans vs. investments
- Loan portfolio mix - “preferred loans” vs. single-family loans
- Deposit growth vs. wholesale funding

Provident Bank Mortgage

- Loan origination mix - purchase vs. refinance
- High margin products - e.g. seconds, alt-A fixed and alt-A adjustable loans vs. all other loans

Provident Financial Holdings, Inc.

PROV Highlights

Financial Position:	As of 12/31/2006	As of 09/30/2005
Total assets ……………………..	$ 1.77 billion	$ 1.63 billion
Loans held for investment …….	$ 1.39 billion	$ 1.13 billion
Deposits ………………………..	$ 926.9 million	$ 963.1 million
Equity …………………………..	$ 133.9 million	$ 126.3 million
Tangible equity ………………..	$ 133.9 million	$ 126.2 million

Financial Results:	Quarter Ended 12/31/2006	Quarter Ended 09/30/2005
Net income ……………………..	$ 1.5 million	$ 4.9 million
Return on average equity ……..	4.40%	15.80%
Return on average assets …….	0.35%	1.22%
Net interest margin …………….	2.51%	2.80%
Efficiency ratio …………………	55.77%	48.17%
Total loan originations ………..	$ 482.7 million	$ 555.4 million
Provident Bank ………………	$ 93.6 million	$ 83.7 million
Provident Bank Mortgage ….	$ 389.1 million	$ 471.7 million

Quarterly Net Income



(In Millions)
$5.0
$4.5
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$ -
$4.9
$4.8
$3.4
$4.1
$3.9
$1.5
09/05
12/05 (1)
03/06
06/06 (2)
09/06 (3)
12/06
(Quarter Ended)

(1) Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Net Income was $8.4 million as described in the Form 10-Q for the quarter ended December 31, 2005.

(2) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, Net Income was $3.8 million as described in the Form 10-K for the fiscal year ended June 30, 2006.

(3) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Net Income was $5.3 million as described in the Form 10-Q for the quarter ended September 30, 2006.

Provident Financial Holdings, Inc.

Pre-Tax Income - Operating Segments



(In Millions)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$3.2
$5.5
$2.1
$6.3
$0.1
$6.0
$1.2
$6.1
$0.9
$6.1
$0.1
$2.7
09/05
12/05 (1)
03/06
06/06 (2)
09/06 (3)
12/06
(Quarter Ended)
Community Banking
Mortgage Banking

(1) Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Pre-Tax Income for Community Banking was $12.5 million as described in the Form 10-Q for the quarter ended December 31, 2005.

(2) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, Pre-Tax Income for Community Banking was $5.6 million as described in the Form 10-K for the fiscal year ended June 30, 2006.

(3) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Pre-Tax Income for Community Banking was $8.4 million as described in the Form 10-Q for the quarter ended September 30, 2006.

Quarterly Net Interest Income



(In Millions)
$12.0
$11.0
$10.0
$9.0
$8.0
$7.0
$6.0
$11.0
$11.0
$11.2
$10.9
$10.8
$10.5
09/05
12/05
03/06
06/06
09/06
12/06
(Quarter Ended)

Non-Interest Income

Provident Financial Holdings, Inc.



(In Millions)
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$1.6
$4.4
$1.7
$3.4
$1.5
$2.7
$1.5
$3.1
$1.6
$3.5
$1.4
$2.9
09/05
12/05 (1)
03/06
06/06
09/06 (2)
12/06
(Quarter Ended)
Gain on Sale of Loans
Other Fees

(1) Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Other Fees were $8.0 million as described in the Form 10-Q for the quarter ended December 31, 2005.
(2) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Other Fees were $3.9 million as described in the Form 10-Q for the quarter ended September 30, 2006.

Net Interest Margin



3.25%
3.00%
2.75%
2.50%
2.25%
2.00%
2.80%
2.87%
3.00%
2.82%
2.68%
2.51%
09/05
12/05
03/06
06/06
09/06
12/06
(Quarter Ended)

Net Interest Margin vs. Fed Funds



5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%

	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06
NIM (%)	2.98%	2.90%	2.80%	2.87%	3.00%	2.82%	2.68%	2.51%
Fed Funds (%)	2.75%	3.25%	3.75%	4.25%	4.75%	5.25%	5.25%	5.25%

Operating Expenses



(In Millions)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$8.2
$7.8
$8.0
$8.4
$8.2
$8.2
09/05
12/05
03/06
06/06 (1)
09/06
12/06
(Quarter Ended)

(1) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, Operating Expenses were $8.9 million as described in the Form 10-K for the fiscal year ended June 30, 2006.

G&A to Average Assets



2.50%
2.25%
2.00%
1.75%
1.50%
1.25%
1.00%
2.01%
1.97%
2.09%
2.13%
2.00%
1.93%
09/05
12/05
03/06
06/06 (1)
09/06
12/06
(Quarter Ended)

(1) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, G&A to Average Assets was 2.26%.

Efficiency Ratio



55.00%
52.50%
50.00%
47.50%
45.00%
42.50%
40.00%
48.17%
48.27%
52.19%
54.33%
51.99%
55.77%
09/05
12/05 (1)
03/06
06/06 (2)
09/06 (3)
12/06
(Quarter Ended)

(1) Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, the Efficiency Ratio was 34.72% as described in the Form 10-Q for the quarter ended December 31, 2005.

(2) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, the Efficiency Ratio was 57.54% as described in the Form 10-K for the fiscal year ended June 30, 2006.

(3) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, the Efficiency Ratio was 45.37% as described in the Form 10-Q for the quarter ended September 30, 2006.

PROVIDENT
Provident Financial Holdings, Inc.

Return on Average Assets



1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1.22%
1.20%
0.89%
1.04%
0.95%
0.35%
09/05
12/05 (1)
03/06
06/06 (2)
09/06 (3)
12/06
(Quarter Ended)

(1) Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Return on Average Assets was 2.13% as described in the Form 10-Q for the quarter ended December 31, 2005.

(2) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, Return on Average Assets was 0.96% as described in the Form 10-K for the fiscal year ended June 30, 2006.

(3) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Return on Average Assets was 1.28% as described in the Form 10-Q for the quarter ended September 30, 2006.

Provident Financial Holdings, Inc.

Return on Average Equity



16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
15.80%
15.00%
10.17%
12.05%
11.36%
4.40%
09/05
12/05 (1)
03/06
06/06 (2)
09/06 (3)
12/06
(Quarter Ended)

(1) Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Return on Average Equity was 26.12% as described in the Form 10-Q for the quarter ended December 31, 2005.

(2) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, Return on Average Equity was 11.20% as described in the Form 10-K for the fiscal year ended June 30, 2006.

(3) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Return on Average Equity was 15.25% as described in the Form 10-Q for the quarter ended September 30, 2006.

Diluted Earnings per Share



$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$ -
$0.71
$0.70
$0.49
$0.60
$0.57
$0.22
09/05
12/05 (1)
03/06
06/06 (2)
09/06 (3)
12/06
(Quarter Ended)

(1) Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Diluted Earnings per Share was $1.23 as described in the Form 10-Q for the quarter ended December 31, 2005.

(2) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, Diluted Earnings per Share was $0.56 as described in the Form 10-K for the fiscal year ended June 30, 2006.

(3) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Diluted Earnings per Share was $0.77 as described in the Form 10-Q for the quarter ended September 30, 2006.

Book Value per Share



8% C.A.G.R.*
$20.50
$20.00
$19.50
$19.00
$18.50
$18.00
$17.50
$17.00
$18.22
$18.21
$19.12
$19.12
$19.31
$19.30
$19.48
$19.48
$20.09
$20.09
$19.99
$19.99
09/05
12/05
03/06
06/06
09/06
12/06
(Quarter Ended)
Book Value per Share
Tangible Book Value per Share

* C.A.G.R. - Compound annual growth rate from the quarter ended 09/30/05 through 12/31/06.

PROVIDENT
Provident Financial Holdings, Inc.

Community Banking

PROVIDENT
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More for you everyday.

Total Assets



(In Millions)
7% C.A.G.R.*
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$1,631
$1,576
$1,563
$1,622
$1,696
$1,770
09/05
12/05
03/06
06/06
09/06
12/06
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 09/30/05 through 12/31/06.

Loan to Investment Mix



(In Millions)
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$214
$200
$190
$177
$194
$182
18% C.A.G.R.*
$1,128
$1,162
$1,205
$1,263
$1,306
$1,390
09/05
12/05
03/06
06/06
09/06
12/06
(Quarter Ended)
Loans Held for Investment
Investment Securities

* C.A.G.R. - Compound annual growth rate from the quarter ended 09/30/05 through 12/31/06.

Provident Bank Loan Originations (Primarily "Preferred Loans")

Provident Financial Holdings, Inc.



(In Millions)
$120
$100
$80
$60
$40
$20
$0
$84
$52
$109
$86
$70
$94
09/05
12/05
03/06
06/06
09/06
12/06
(Quarter Ended)

Loan Portfolio Mix
(Loans Held for Investment)



(In Millions)
$900
$800
$700
$600
$500
$400
$300
$200
$100
$ -
$846
$534
$10
As of 12/31/2006
Single-Family
"Preferred Loans"
Other



(In Millions)
$800
$700
$600
$500
$400
$300
$200
$100
$ -
$797
$319
$12
As of 09/30/2005
Single-Family
"Preferred Loans"
Other

"Preferred Loans" - Multi-Family, Commercial RE, Construction and Commercial Business loans.

Asset Quality

Non-Performing Assets ("NPA") & NPA to Total Assets



$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
(InThousands)
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
(Percentage)

	09/05	12/05	03/06	06/06	09/06	12/06
Non-Performing Assets	$1,811	$849	$1,549	$2,528	$4,426	$13,740
NPA to Total Assets	0.11%	0.05%	0.10%	0.16%	0.26%	0.78%

Asset Quality

Provision for Loan Losses (PLL) &
Allowance for Loan Losses to Loans Held for Investment (ALL to LHI)


$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
-$500
(In Thousands)
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
(Percentage)

	09/05	12/05	03/06	06/06	09/06	12/06
PLL	$65	-$27	$1,301	-$205	$637	$3,746
ALL to LHI	0.82%	0.79%	0.87%	0.81%	0.82%	1.04%

Provident Financial Holdings, Inc.

Transaction Accounts, CDs & Borrowings


(In Millions)
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$507
$467
$470
$546
$618
$689
$489
$500
$501
$527
$541
$570
$474
$445
$431
$391
$374
$357
09/05
12/05
03/06
06/06
09/06
12/06
(Quarter Ended)
Transaction Accounts
CDs
Borrowings

Deposit Composition



As of 12/31/2006
(In Millions)
$600
$500
$400
$300
$200
$100
$0
$570
$159
$126
$44
$28
CD's
Savings
Interest Checking
Non-Interest Checking
Money Market



As of 09/30/2005
(In Millions)
$500
$400
$300
$200
$100
$0
$489
$245
$133
$53
$43
CD's
Savings
Interest Checking
Non-Interest Checking
Money Market

PROVIDENT

Provident Financial Holdings, Inc.

Mortgage Banking

PROVIDENT

Bank Mortgage™

Faster funded home loans.

Provident Financial Holdings, Inc.

Provident Bank Mortgage Loan Originations


(In Millions)
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
$103
$369
$99
$301
$42
$250
$83
$284
$48
$311
$79
$310
09/05
12/05
03/06
06/06
09/06
12/06
(Quarter Ended)
Saleable
Portfolio

PBM Purchase vs. Refinance



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Refinance (%)
Purchase (%)

	09/05	12/05	03/06	06/06	09/06	12/06
Refinance	55%	51%	53%	55%	58%	66%
Purchase	45%	49%	47%	45%	42%	34%

(Quarter Ended)

Provident Financial Holdings, Inc.

“High Margin” vs. “Low Margin” Products


(In Millions)
$400
$350
$300
$250
$200
$150
$100
$50
$0
$119
$250
$71
$230
$71
$179
$78
$206
$71
$240
$89
$221
09/05
12/05
03/06
06/06
09/06
12/06
(Quarter Ended)
"High Margin" Products
"Low Margin" Products

Loan Sale Margin



1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1.23%
1.10%
1.01%
0.95%
1.11%
1.00%
09/05
12/05
03/06
06/06
09/06
12/06
(Quarter Ended)

Provident Financial Holdings, Inc.

Capital Management

Stockholders' Equity



5% C.A.G.R.*
(In Millions)
$140
$135
$130
$125
$120
$115
$110
$105
$100
$126
$131
$137
$136
$138
$134
09/05
12/05
03/06
06/06
09/06
12/06
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 09/30/05 through 12/31/06.

Share Repurchase Program



200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
(# of Shares)

	09/05	12/05	03/06	06/06	09/06	12/06
Shares Repurchased	28,000	169,015	21,590	148,564	111,185	190,338
Average Cost per Share	$28.30	$27.25	$29.36	$29.65	$30.35	$30.09

(Quarter Ended)

Cash Dividend per Share



$0.18
$0.16
$0.14
$0.12
$0.10
$0.08
$0.06
$0.04
$0.02
$0.00
$0.14
$0.14
$0.15
$0.15
$0.15
$0.18
09/05
12/05
03/06
06/06
09/06
12/06
(Quarter Ended)

Consolidated Capital Ratio

Provident Financial Holdings, Inc.



8.80%
8.60%
8.40%
8.20%
8.00%
7.80%
7.60%
7.40%
7.20%
7.00%
6.80%
7.74% 7.74%
8.28% 8.28%
8.76% 8.75%
8.40% 8.40%
8.16% 8.16%
7.56% 7.56%
09/05
12/05
03/06
06/06
09/06
12/06
(Quarter Ended)
Equity to Assets
Tangible Equity to Assets

Bank Capital Ratio



Tier 1 Core Capital Ratio
10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
6.90%
8.02%
8.24%
8.08%
7.51%
7.14%
09/05
12/05
03/06
06/06
09/06
12/06
(Quarter Ended)

Stock Performance



$120
$115
$110
$105
$100
$95
$90

	Jun 2005	Sep 2005	Dec 2005	Mar 2006	Jun 2006	Sep 2006	Nov 2006
PROV	$100	$100	$95	$118	$109	$110	$112
Nasdaq Bank Index	$100	$100	$102	$108	$107	$109	$109
Nasdaq Stock Index	$100	$105	$108	$114	$106	$105	$105

Assumes that the value of the investment in the Company's Common Stock and in each Index was $100 on June 30, 2005 and that all dividends were reinvested.

PROVIDENT

Provident Financial Holdings, Inc.

PROV
NASDAQ
LISTED

www.myprovident.com